Teachers Insurance and Annuity Association of America College Retirement Equities Fund 8500 Andrew Carnegie Boulevard Charlotte, NC 28262	F. Scott Thomas Associate General Counsel Advocacy & Oversight (704) 988-3687 (tele) (704) 988-0102 (fax) sthomas@tiaa-cref.org

April 22, 2010

Michael L. Kosoff, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-8629

Re:	TIAA-CREF Life Funds Post-Effective Amendment No. 18 to Registration
Statement on Form N-1A (File Nos. 333-61759 and 811-08961)

Dear Mr. Kosoff:

           On behalf of the TIAA-CREF Life Funds (the “Registrant”), we are simultaneously with this letter filing Post-Effective Amendment No. 18 to the above-captioned registration statement on Form N-1A (the “Amendment”). The enclosed Amendment is marked to reflect changes from Post-Effective Amendment No. 17, which was filed with the Securities and Exchange Commission (“SEC”) on March 2, 2010 (the “Initial Filing”).

           Please note that some of the changes made in the Amendment were in response to your formal comments on the Initial Filing, as initially relayed to us by e-mail on April 14, 2010 and additionally by telephone on April 15, 2010. We discussed the Staff’s comments to the summary and statutory prospectuses, as well as the statement of additional information (“SAI”), for the Life Funds (each, a “Fund” and collectively, the “Funds”) of the Registrant.

          We have also made a number of other changes shown in the marked draft, including updated fee and expense information (to reflect the new proxy-approved advisory and administration agreements), as well as performance information and risk factor disclosure. We have also included several required exhibits with the Amendment. Set forth below are responses to the Staff’s comments on the Initial Filing.

General Comments

          1.      Rule 498 Legend. If the registrant intends to distribute summary prospectuses, then please provide the staff a draft of the Rule 498(b)(1)(v) legend the registrant intends to use via an EDGAR correspondence filing.

          The Registrant agrees to supplementally provide to the Staff the standard legends on the cover page of the Funds’ summary prospectuses that are required by Rule 498(b)(1)(v).

          2.      Cover Page. Please include the ticker symbols for each portfolio on the cover page of the prospectus as per Item 1(a)(2) of Form N-1A. (EDGAR shows that many of the portfolios do have ticker symbols.)

                   The Registrant has included ticker symbols on the cover pages of each Fund’s prospectuses.

Summary Prospectus Comments

          1.      Investment Objective. In each Fund’s investment objective, please consider removing references to the types of securities in which the fund invests. This disclosure belongs in the principal investments strategies and not in Item 2 disclosure.

          The stated Investment Objectives for each Fund are board-approved and cannot be changed at this time. Further the language to which the Staff is referring is specifically intended to be part of the investment objective itself.

          2.       Fee Table

                   a.       With respect to the parenthetical to the shareholder fees heading, please revise the parenthetical to more closely match the language used in Form N-1A.

          In General Instruction 1(b) to Item 3 of Form N-1A, the Registrant is permitted to modify the narrative explanations if such explanations contain comparable information to that shown on Form N-1A. The Registrant believes that the current parentheticals are comparable to the form and prefers to leave the parentheticals in their current form.

                   b.       Please remove footnote 2 (Acquired Fund Fees and Expenses) to the fee table as such disclosure is not permitted or required by the form.

                   The Registrant agrees to remove this footnote for all funds to which it does not apply. However, for 2009, the Small-Cap Equity Fund did incur an amount of Acquired Fund Fees and Expenses (“AFFE”) that would require disclosure under Form N-1A. Accordingly, the Registrant has retained this footnote to the Fee Table in the summary and statutory prospectus for the Small-Cap Equity Fund

                   c.      Please note that the fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund’s registration statement.

                   Each Fund’s new expensive reimbursement arrangement that was put in place in connection with the new advisory agreement that was approved by proxy on March 23, 2010 and that will become effective on May 1, 2010. This expense reimbursement will be in place for a full year until April 30, 2011. Accordingly, the Registrant has revised the footnote disclosure to the Fee Table in each of the Fund’s prospectuses to reflect this new expense reimbursement arrangement.

                   d.      Please provide completed fee tables (including any footnotes) to the staff via an EDGAR correspondence filing as soon as these figures are available.

                   The Registrant agrees to provide to the Staff the completed Fee Tables (including any footnotes) via an EDGAR correspondence filing.

          3.      Expense Example. Please remove the disclosure regarding the waivers from the preamble to the expense example.

          The Registrant believes that this disclosure is material to an investor’s understanding of the scope and impact of Fund expenses. Without an understanding of the scope and limitations of fee and expense waivers or reimbursements, the Registrant does not believe that investors will have an accurate understanding of the Funds’ fee and expense structure. Further, this disclosure is consistently used in a number of other fund prospectuses that have previously been reviewed and commented on by the SEC Staff, including those for the TIAA-CREF Funds, TIAA-CREF Lifecycle Funds and TIAA-CREF Lifecycle Index Funds. Accordingly, the Registrant prefers to leave the preamble to the expense example in each Fund’s prospectuses.

          4.      Principal Investment Risks. Please remove the cross-reference to Item 9 risks.

          The Registrant believes that this cross-reference is helpful to an investor’s proper understanding of the scope and impact of risk factors. Accordingly, the Registrant prefers to leave these cross-references in each Fund’s prospectuses.

          5.      Principal Investment Risks. Please note that any fund with a turnover rate in excess of 100% should indicate active trading as a principal risk.

          The Registrant does not believe that this is a principal investment risk of any of the Funds and, for that reason, prefers not to add this risk factor to the Funds’ prospectuses.

          6.      Principal Investment Risks. The cover page of each prospectus, including the Money Market fund, indicates that the fund is not insured by the FDIC. The Money Market fund should indicate this as a principal risk in its summary section. It is inappropriate for the cover pages of the other portfolios to have this disclosure.

          The Registrant does not believe that this is a principal investment risk for the Money Market Fund but, rather, merely a statement of fact. Nevertheless, the Registrant agrees to remove the disclosure for all other, non-money market Funds.

          7.      Past Performance

                   a.      The narrative preceding the Past Performance Table states that fund fees have increased and the past performance has not been restated to reflect such fees. Please remove this disclosure as it is not required or permitted by Form N-1A.

          The Registrant believes that this disclosure is material to an investor’s understanding of the scope and impact that fees and expenses have on Fund performance. The Registrant believes that the disclosure is particularly important given that these fees have increased in connection with the proxy-approved new advisory agreement that becomes effective on May 1, 2010. Accordingly, the Registrant prefers to leave this disclosure in its current form in the Funds’ prospectuses.

                   b.      In the narrative preceding the Past Performance Table, please remove the second and third sentence of the second paragraph. These two sentences read as follows: “The benchmark index listed below is unmanaged, and you cannot invest directly in the index. The returns for the index reflect no deduction for fees, expenses or taxes.” The disclosure in these two sentences is not permitted or required by Form N-1A.

          The Registrant has removed both sentences from the second paragraph in this section and inserted the parenthetical “(reflects no deduction for fees, expenses or taxes)” adjacent to the entry for the benchmark in the Average Annual Total Return Table in each Fund’s prospectuses.

                   c.      Please move the italicized language that reads “Current performance immediately following the Total Return Table to the narrative preceding the performance presentations.

                   The Registrant believes that the proximity of this disclosure is material to an investor’s understanding that the performance presented in the table is historical in nature and is not current (i.e., to date). Furthermore, this disclosure is consistently used in a number of other fund prospectuses that have previously been reviewed and commented on by the SEC Staff, including those for the TIAA-CREF Funds, TIAA-CREF Lifecycle Funds and TIAA-CREF Lifecycle Index Funds. Accordingly, the Registrant prefers to leave this disclosure in its current form in the Funds’ prospectuses.

                   d.      In the Total Return Table, please include the following parenthetical following the name of the index “(reflects no deduction for [fees, expenses, or taxes])”. The Staff would prefer to see this language in the Average Annual Total Return Tables and not in the introductory paragraph to the tables.

                   In response to Comment 7(b) above, the Registrant has included the parenthetical “(reflects no deduction for fees, expenses or taxes)” adjacent to the entry for the benchmark in the Average Annual Total Return Table in each Fund’s prospectuses.

                   e.       Please remove the narrative following the Total Return Table regarding “After-Tax Returns” as such disclosure is not permitted nor required by Form N-1A.

                   The Registrant believes that this particular narrative is material to an investor’s understanding of the nature of the Funds’ performance when investing through a variable annuity insurance separate account. Accordingly, the Registrant prefers to leave this disclosure in its current form in the Funds’ prospectuses.

          8.      Payments to Broker-Dealers and Other Financial Intermediary Compensation.

          Please revise the disclosure in this section of the prospectus to ensure that the language is consistent with the language in the section titled “Distribution and Service Arrangements.”

          The Registrant has revised the language in the section of the Funds’ statutory prospectuses entitled “Distribution and Service Arrangements” to be more consistent with similar language in the section of the Funds’ summary prospectuses entitled “Payments to Insurance Companies and Broker-Dealers and Other Financial Intermediary Compensation.”

          9.      Item 9 Disclosure (Additional Info. on Principal Investment Risks)

                   a.      Please revise your Item 9 disclosure in the prospectus for each of the Funds to include a more detailed discussion of all Principal Investment Strategies summarized in response to Item 4 requirements. For example, there is no discussion of the dollar roll strategy or the duration strategy summarized in the prospectus for the Bond Fund, no discussion of value investing summarized in the prospectus for the Large-Cap Value Fund and no discussion of the investment approaches summarized in the prospectus for the Social Choice Equity Fund.

                   Where appropriate, the Registrant has revised the disclosure in the prospectuses for certain of the Funds to include a more detailed discussion in Item 9 of all Principal Investment Risks summarized in response to Item 4 requirements. For example, the Registrant has added new mortgage roll risk factor to the Bond Fund’s prospectuses as well as a value investing risk factor to the Large-Cap Value Fund’s statutory prospectus. For other Fund prospectuses, the Registrant does not believe that there is a need for additional risk factor information in the Item 9 disclosure as the disclosure in the Principal Investment Strategies section of those Funds’ prospectuses is complete in its current presentation on these topics.

                   b.      Separately, the “Additional Information on Principal Investment Risks” section combines a discussion of both strategies and risks. Please either segregate the discussion or revise the caption to avoid confusion.

                   The Registrant has revised the Main Caption heading for this section to read “Additional Information About the Fund.” It has also revised the sub-caption headings that immediately follow to read “Additional Information on Principal Investment Strategies of the Fund” and “Additional Information on Principal Investment Risks of the Fund.” By doing so, the Registrant believes that the distinction between these two sections will be more clear.

                   c.      The first of the two italicized paragraphs at the end of this section notes there are other risks involved with the principal strategies noted in the section.

Please clarify supplementally why these are not principal risks and, to the extent that they are not, please confirm supplementally that they are noted in the SAI.

                   The risks referenced in these italicized disclosure in this section of the Funds’ prospectuses do, in fact, refer to principal risks. The Registrant believes that these italicized references at the end of the Item 9 disclosure in the Funds’ statutory prospectuses are merely supplementing the Item 4 disclosure in the Funds’ summary prospectuses. Nevertheless, for clarity, the Registrant has added a cross-reference to the Fund’s SAI in the first italicized sentence in this section of each of the Funds’ prospectuses.

          10.      The Fund’s Investment Adviser. Please include disclosure that is more responsive to Item 10(a)(ii)(A). The disclosure appears to disclose the current management fee. The prospectus requires the disclosure of the management fee during the most recent fiscal year.

          The Registrant believes that this disclosure is material to an investor’s understanding of the new fee and expense structure, which has changed since the most recent fiscal year ended December 31, 2009. On May 1, 2010 (the effective date for the new prospectus), the new fee and expense arrangements approved by shareholder proxy on March 23, 2010 will be in effect and will impact the performance of the Funds. However, for clarity, the Registrant agrees to include a new sentence in this section that will read as follows: “During the fiscal year ended December 31, 2009, the aggregate fees paid to Advisors under the prior investment management agreement dated November 30, 1998, as amended (the “Prior Management Agreement”) with respect to the Fund were 0.XX%. The Prior Management Agreement provided for a unitary fee structure under which Advisors provided or paid for virtually all services necessary for the Fund’s operations for the fee described above. As of May 1, 2010, the Prior Management Agreement is no longer in effect.”

          11.      Calculating Share Price. The disclosure states that the Fund “may” also use fair value if events that have a significant effect on the value of an investment (as determined in Advisors’ sole discretion) occur between the time when their price is determined and the time Fund’s NAV is calculated. Please disclose instead that the Fund “will” fair value securities in its portfolio in these circumstances.

          The Registrant is obligated to fair value securities in accordance with its fair valuation policies and procedures, which use the term “may” in this particular context. Nevertheless, for clarity the Registrant has revised this sentence to read as follows [note: the added language is in bold and italics]: “The Fund may also use fair value if events that may have a significant effect on the value of an investment (as determined in Advisors’ sole discretion) occur between the time when their price is determined and the time Fund’s NAV is calculated.”

          12.      Important Transaction Information. Please confirm supplementally that the second paragraph of this section (entitled “Important Information About Procedures For Opening a New Account” (AML matters)) is applicable to insurance product funds.

          These anti-money laundering (AML) provisions are part of a common AML policy that applies generally across the TIAA-CREF Fund Complex, which includes the Registrant.

          13.          Market Timing / Excessive Trading Policy. Please confirm supplementally that the disclosure in the fourth paragraph of this section is applicable to insurance product funds (e.g., restricting phone, fax or internet transactions).

          These restrictions provisions are part of a common frequent trading policy that applies generally across the TIAA-CREF Fund Complex, which includes the Registrant.

          14.          Back Cover Page. Please confirm supplementally that the last two paragraphs of this page (which address procedures for opening a new account) are applicable to insurance product funds.

          Registrant has removed this disclosure from the back cover page of each of the Funds’ prospectuses.

Fund Specific Comments

          1.      Growth and Income Fund

                   a.      In the Principal Investment Strategies section, please revise the phrase “other securities defined by its benchmark index” for clarity (i.e., other securities included in the benchmark index).

                   The Registrant has revised this disclosure to remove the phrase other “securities defined by its benchmark index” from the Principal Investment Strategies section of the Fund’s prospectuses and replace it instead with the phrase “large-cap securities.” The Registrant believes this clarification better reflects the principal investment strategies of the Fund.

                   b.      Please revise the performance presentation so that the bar chart comes before the total return table.

                    The Registrant has revised this disclosure so that the Bar Charts immediately precede the AATR tables in the Past Performance Section of the Fund’s prospectuses.

          2.      International Equity Fund

                   a.      The Principal Investment Strategies section of the prospectus describes investments in “smaller, lesser known companies.” Please either remove this disclosure from the Principal Investment Strategies section or include the corresponding risks in the Principal Investment Risks section of the prospectus.

                   The Registrant has included “small-cap risk” in the Fund’s prospectuses given that investing in smaller companies can often be a principal investment for the Fund when investing in foreign and emerging market countries.

                   b.      Portfolio Managers. Please revise the “Experience on Fund” line item for Chris Semenuk as his experience appears to pre-date the fund’s inception date.

                   The Registrant has revised this disclosure to correct the portfolio manager’s experience on the Fund.

          3.      Bond Fund

          The Principal Investment Strategies section of the prospectus describes investments in mortgage-related securities. Please either remove this disclosure from the Principal Investment Strategies section or include the corresponding risks in the Principal Investment Risks section of the prospectus for this Fund.

          The Registrant believes that the two primary risks that are specific to mortgage-backed securities are (i) prepayment risk and (ii) extension risk. Given that a description of these risks is already included in the Fund’s prospectuses, the Registrant prefers to retain the current presentation of this disclosure in the Fund’s prospectuses. Other risks of mortgage-backed securities, such as credit risk, are already disclosed.

          4.      Large-Cap Value Fund

          Please revise the performance presentation so that the bar chart comes before the average annual total return table.

          The Registrant has revised this disclosure so that the Bar Charts immediately precede the AATR tables in the Past Performance Section of the Fund’s prospectuses.

          5.      Real Estate Securities Fund

                   a.      Please remove the last sentence of the Principal Investment Strategies section as this disclosure is not permitted or required by Form N-1A.

                   The Registrant believes that this last sentence is material to an investor’s understanding of how the investment strategies of the Fund relate to its benchmark index. Furthermore, the Registrant does not believe that the language of Form N-1A prohibits this type of explanatory disclosure. Nevertheless, for clarity, the Registrant has inserted a hard return after the first sentence to separate the reference to the benchmark index for the Fund from the immediately preceding paragraph of this section of the Fund’s prospectuses.

                   b.      Since the Principal Investment Strategies includes investments in debt securities, please include credit risk as a Principal Investment Risk of investing in the Fund.

                   The Registrant has added “credit risk” to the “Principal Investment Strategies” section of the Fund’s prospectuses.

                   c.      The Principal Investment Risks disclosure includes disclosure about both mid-cap risk and small-cap risk. Please either remove this disclosure from the Principal Investment Risks section or include investments associated with these risks in the Principal Investment Strategies section of the prospectus.

                   The Registrant has added a reference to investment in small- and mid-cap companies and issuers in the first and third paragraphs of the “Principal Investment Strategies” section of the Fund’s prospectuses.

          6.      Stock Index Fund.

          Please remove the following sentence from the Principal Investment Strategies section of the prospectus: “Because the return of an index is not reduced by investment and other operating expenses, the Fund’s ability to match its index is negatively affected by the costs of buying and selling securities as well as other expenses.” This disclosure as it is not permitted or required by Form N-1A to be in this section of the prospectus.

          The Registrant has removed this sentence from the Principal Investment Strategies section of the Fund’s prospectuses.

          7.      Money Market Fund

                   a.      Please remove the last two sentences of the Principal Investment Strategies section of the prospectus as such disclosure is not permitted or required by Form N-1A.

                   The Registrant prefers to leave both sentences in this section of the Fund’s prospectuses. The Registrant believes that the first sentence provides necessary flexibility for the Fund’s portfolio manager to be able to purchase the different types of portfolio securities (including any newly developed securities) in which the Fund primarily invests and that are permitted by Rule 2a-7 of the Investment Company Act of 1940 and the Fund’s investment objective and policies. The Registrant believes that the second sentence is material to an investor’s understanding of the fund and its benchmark index.

                   b.      The Principal Investment Strategies section of the prospectus describes investments in foreign securities (including foreign sovereign debt). Please either remove this disclosure from the Principal Investment Strategies section or include the corresponding risks in the Principal Investment Risks section of the prospectus.

                   The Registrant has added “foreign investment risk” to the “Principal Investment Risks” section of the Fund’s summary prospectus and to the “Additional Information on Principal Investment Risks of the Fund” section of the Fund’s statutory prospectus.

                   c.      The Principal Investment Strategies section of the prospectus references investment in “participation loans” and “asset backed securities.” Please include the corresponding risks in the Principal Investment Risks section of the prospectus.

                   The Registrant has removed references to “participation loans” and “asset-backed securities” from the “Principal Investment Strategies” section of the Fund’s prospectus.

                   d.      Portfolio Managers. Please revise the “Experience on Fund” line item for Michael Ferraro as his experience appears to pre-date the fund’s inception date.

                   The Registrant has revised this disclosure to correct the portfolio manager’s experience on the Fund.

          8.      Social Choice Equity Fund

                   a.      Please consider revising the Principal Investment Strategies section of the Fund’s prospectuses as it appears to be too lengthy (e.g., there is an extensive description of an index in the fourth paragraph).

                   The Registrant believes that this level of detail is material to an investor’s understanding of the fund and its social screening process. Accordingly, the Registrant prefers to leave this disclosure in its current form in the Fund’s prospectuses.

                   b.      The Principal Investment Strategies section of the prospectus describes investments in derivatives. Please either remove this disclosure from the Principal Investment Strategies section or include the corresponding risks in the Principal Investment Risks section of the prospectus.

                   The Registrant agrees to remove the reference to investing in derivatives from the “Principal Investment Strategies” section of the Fund’s prospectuses.

                   c.      Both the Social Choice Equity Fund and the Stock Index Fund attempt to mimic the Russell 3000® index. While the Stock Index Fund discloses large-cap risk as a principal investment risk, the Social Choice Equity Fund does not. Please explain supplementally why large-cap risk does not apply to the Social Choice Equity Fund.

                   The Registrant has added a reference to “large-cap risk” to the “Principal Investment Strategies” section of the Social Choice Equity Fund’s prospectuses.

          9.      Growth Equity Fund

          The Principal Investment Strategies section of the prospectus describes investments in “special situations.” Please either remove this disclosure from the Principal Investment Strategies section of the prospectus or include the corresponding risks in the Principal Investment Risks section.

          The Registrant has added a new “special situation risk” to the “Principal Investment Risk” section of the Fund’s prospectuses.

SAI Comments

          1.       Cover Page. Please include the ticker symbols for each portfolio on the cover page of the Funds’ SAI as required by Item 14(a)(2) of Form N-1A.

          The Registrant has included ticker symbols on the cover page of the Funds’ SAI.

          2.      Please be sure to revise the SAI to reflect the Proxy Disclosure Enhancement Updates to Form N-1A as required by Securities Act Release No. 9089 (Dec. 16, 2009).

          The Registrant has included new disclosure immediately following the section entitled “Management of the Trust” in the Funds’ SAI as required by the Securities Act Release No. 9089 (Dec. 16, 2009).

Tandy Representations

          Please ensure that Registrant’s counsel makes the standard Tandy representations and warranties in the response letter to the SEC Staff.

          The Registrant has included below the required Tandy representations that were provided by the SEC Staff to the undersigned via e-mail on April 15, 2010.

          We appreciate the Staff’s comments and its attention to, and review of, this filing. As always, we are happy to discuss any questions that the Staff may have with regard to the filing or our responses as outlined above.

* * * * *

          As required by the SEC, the Registrant acknowledges that:

                   • The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing.

                   • Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

                   • The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you have any questions, please do not hesitate to call me at (704) 988-3687.

Very truly yours,

/s/ F. Scott Thomas
F. Scott Thomas

FST/fst
cc. Stewart P. Greene (via interoffice)